SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)




                         China Power Equipment, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                    0001418134
                     -------------------------------------
                                 (CUSIP Number)

                             Robert Fitzgerald
                101 SE 25th Ave. Mineral Wells, Texas 76067
                               (940)445-2325
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 27, 2013
                     -------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 001-51379                  13D                          PAGE 2 OF 5


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Robert Fitzgerald						###-##-#####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A)  [X]
                                                                    (B)  [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR  2(e)                                                 [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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                            7    SOLE VOTING POWER
      NUMBER OF                  1,048,937
       SHARES               -------------------------------------------------
    BENEFICIALLY            8    SHARED VOTING POWER
      OWNED BY                   0
        EACH                -------------------------------------------------
      REPORTING             9    SOLE DISPOSITIVE POWER
       PERSON                    1,048,937
        WITH                -------------------------------------------------
                            10   SHARED DISPOSITIVE POWER
                                 0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,048,937

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.4%
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14   TYPE OF REPORTING PERSON*
     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 811-08387                                              Page 3 of 5

                         ORIGINAL REPORT ON SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $0.01 per share (the Shares) of China Power Equipment (the Company.
The Company has its principal executive offices at Yongle Industry Zone, Jingyang Concentration Area Shaanxi, P.R. China 713702.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed by Robert Fitzgerald (Reporting Person) to reflect shares held by himself and Concorde Equity II, LLC, a Delaware limited liability company owned by the Reporting Person and his minor children.

Reporting Person's principal business address is 101 SE 25th Ave, Mineral Wells, Texas 76067. Reporting Person's principal occupation is investing assets held by or on behalf of his family.

During the past five years, reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Reporting Person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
The Shares were purchased from Reporting Persons personnel funds.



ITEM 4.  PURPOSE OF THE TRANSACTION


The Reporting Person acquired the shares of Common Stock of the Issuer for general investment purposes. The Reporting Person will continuously evaluate its ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Person may deem material to their investment decision, including the availability of other investment opportunities, the Reporting Person may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or dispose of all or a portion of the shares of Common Stock that such Reporting
Person now owns or may hereafter acquire.

Without limitation of the foregoing (and consistent with their investment purpose), the Reporting Person will continue to consider alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may include requesting meetings with management, making recommendations to members of management concerning various business strategies, acquisitions, policies, seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise, or such other actions as the Reporting Person may deem appropriate.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Reporting Person may be deemed to beneficially own 1,048,937 Shares (5.4% of the outstanding Shares), based on
19,602,557 Shares  outstanding   as of August 8, 2013 pursuant
to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013.

     (b) Reporting Person may be deemed to have sole voting and dispositive power for all such Shares.

     (c) The following transactions were effective by the Reporting Person during the 60 days preceding the date of filing of this Schedule 13D:

Trade Date Buy/Sell Number of Shares  Price Per Share

8/22/13     Buy         72,634              .52
8/21/13     Buy          4,500              .45
8/20/13     Buy          8,000              .44
8/19/13     Buy          6,000              .42
8/15/13     Buy          2,500              .43
8/12/13     Buy         76,013              .42
8/9/13      Buy         10,000              .41
8/6/13      Buy         17,500              .38
7/16/13     Buy         42,500              .37



     (d) No person other than Reporting Person (and Concorde under the control of the Reporting Person) has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS:

         Not Applicable.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,  complete and correct.

     Dated:  August 27, 2013

                                          By: /s/ Robert Fitzgerald
                                              ---------------------------
                                              Robert Fitzgerald